Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES PARTICIPATION IN STIFEL INVESTOR SUMMIT

Presentation to be Webcast at 9:00 AM PDT on Monday, June 1, 2015

Las Vegas, Nevada – June 1, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE,TSX: BIN) announced that executives of the Company will present at the Stifel Investor Summit at Waste Expo in Las Vegas, Nevada, on Monday, June 1, 2015, at approximately 9:00 AM PDT/12:00 PM EDT.

The webcast is available at www.progressivewaste.com in the Investor Relations section under Events & Presentations.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com